NEWS RELEASE

FOR IMMEDIATE RELEASE - September 8, 2003
FOR:	PetroKazakhstan Inc.
SUBJECT:	Energy Conferences & Investor Meetings

CALGARY, Alberta - PetroKazakhstan Inc. ("PetroKazakhstan") will be participating in three investor conferences over the next week; the Deutsche Bank Global Emerging Markets Conference in New York City, September 9 - 10, the Friedland Capital Undervalued Equities Conference in New York City, September 14 and the Peters & Co. Limited 2004 North American Oil and Gas Conference in Toronto, Ontario on Wednesday, September 15th. The Company will also be meeting with investors in New York City and Toronto during these conferences.

Mr. Nicholas H. Gay, Senior Vice President Finance & CFO will be the company presenter at the Deutsche Bank conference and Ihor P. Wasylkiw, Vice President Investor Relations will be the company presenter at the Friedland Capital and Peters & Co. Limited conferences.

The Company invites you to either review a copy of the presentation which will be made at the Peters & Co. Limited Conference, or alternatively, listen to a live webcast of the presentation which will begin at 11:30 a.m. Eastern time (9:30 a.m. Mountain time) on Wednesday, September 15th. Please visit the company’s website at www.petrokazakhstan.com and from the home page either click on "Presentations" to download a copy of the presentation or click on "Webcast" to listen to the live webcast. The webcast will be archived for 30 days.

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its seventh year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan’s shares trade in the United States on the New York Stock Exchange, in Canada on the Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

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For further information please contact:

Ihor P. Wasylkiw Vice President, Investor Relations +1 (403) 221-8658	Jeffrey D. Auld Manager Investor Relations - Europe +44 (1753) 410-020

Suite #1460 Sun Life Plaza North Tower 140 - 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone (403) 221-8435 Fax: (403) 221-8425